UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20459

SCHEDULE TO-C

TENDER OFFER STATEMENT

UNDER

SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

DYNEX CAPITAL, INC.

(NAME OF SUBJECT COMPANY (ISSUER))

DYNEX CAPITAL, INC. (OFFEROR)

(NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

SERIES A PREFERRED STOCK, PAR VALUE $0.01 PER SHARE

SERIES B PREFERRED STOCK, PAR VALUE $0.01 PER SHARE

SERIES C PREFERRED STOCK, PAR VALUE $0.01 PER SHARE

(TITLE OF CLASS OF SECURITIES)

(26817Q 20 9)

(CUSIP NUMBER OF SERIES A PREFERRED STOCK)

(26817Q 30 8)

(CUSIP NUMBER OF SERIES B PREFERRED STOCK)

(26817Q 40 7)

(CUSIP NUMBER OF SERIES C PREFERRED STOCK)

STEPHEN J. BENEDETTI, CHIEF FINANCIAL OFFICER

DYNEX CAPITAL, INC.

4551 COX ROAD, SUITE 300

GLEN ALLEN, VIRGINIA 23060

(804) 217-5800

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO

RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON

FILING THE STATEMENT)

COPIES TO:

JAMES WHEATON, ESQUIRE TROUTMAN SANDERS LLP 222 CENTRAL PARK AVE, SUITE 2000 VIRGINIA BEACH, VA 23462 (757) 687-7719	SUSAN S. ANCARROW, ESQUIRE TROUTMAN SANDERS LLP 1111 E. MAIN STREET RICHMOND, VA 23218 (804) 697-1861

CALCULATION OF FILING FEE

TRANSACTION VALUATION*: Not applicable	AMOUNT OF FILING FEE: Not applicable

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable	Form or Registration No.: Not applicable
Filing Party: Not applicable	Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐